

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2020

Leslie Trigg
President and Chief Executive Officer
Outset Medical, Inc.
3952 Orchard Drive
San Jose, CA 95134

> **Re: Outset Medical, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 4, 2020**
> **CIK 0001484612**

Dear Ms. Trigg:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 4, 2020

Business Overview, page 97

1. We note your responses to prior comments 13 and 17. However, your response was limited to reimbursements for treatments, as opposed to reimbursements related to acquiring equipment. Please disclose whether the cost of acquiring a Tablo console will be adequately covered by the reimbursement that the dialysis clinics receive, generally. In your revised disclosure, please ensure to address Medicare, Medicaid, private insurers, and other third-party payors.

       You may contact Tracey Houser at 202-551-3736 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert A. Ryan, Esq.